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                           June 22, 2023

       Johanna Mylet
       Chief Financial Officer
       Poseida Therapeutics, Inc.
       9390 Towne Centre Drive, Suite 200
       San Diego, CA 92121

                                                        Re: Poseida
Therapeutics, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2022
                                                            Filed March 9, 2023
                                                            File No. 001-39376

       Dear Johanna Mylet:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       111
       Results of Operations, page 119

   1. We note from page 119 that research and development (R&D) expenses attributable to
                                                        Clinical stage programs
accounts for approximately one-third of total R&D expense for the two annual periods
presented. These clinical stage programs are represented by two programs in 2021 and
four programs in 2022. We also note the following from your
                                                        response letter dated
May 27, 2020: "Going forward as the Company   s other programs,
                                                        such as its Allogeneic
program, Dual CAR Allogenic program or Gene Therapy program
                                                        enter the clinic, the
Company respectfully advises the Staff that it plans on further breaking out its
external clinical stage program costs for investors by program at that time." Accordingly,
please provide us with your proposed disclosure revisions to break out such clinical stage
program costs by program in your next Form 10-Q as committed to in your earlier
response letter.
 Johanna Mylet
Poseida Therapeutics, Inc.
June 22, 2023
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jenn Do at (202) 551-3743 or Kevin Vaughn at (202) 551-3494 with any questions.



FirstName LastNameJohanna Mylet                           Sincerely,
Comapany NamePoseida Therapeutics, Inc.
                                                          Division of
Corporation Finance
June 22, 2023 Page 2                                      Office of Life
Sciences
FirstName LastName